TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 LOS ANGELES • PALO ALTO • WASHINGTON, D.C. FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

May 16, 2017

Via EDGAR

United States Securities and Exchange Commission,

    Division of Investment Management,

        100 F Street N.E.,

            Washington, D.C. 20549.

Attention:	Mr. Jay Williamson

Re:	NF Investment Corp. Preliminary Proxy Statement on Schedule 14A (File No. 814-01004) Submitted May 5, 2017

Dear Mr. Williamson:

On behalf of our client, NF Investment Corp. (the “Company” or “NFIC”), we are writing in connection with the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) that was filed on May 5, 2017, and the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided during a telephone conversation on May 12, 2017.

The Company appreciates the Staff’s review of the Preliminary Proxy Statement and looks forward to working with the Staff to resolve the Staff’s comments. For your convenience, the Company has summarized each of the Staff’s comments below in bold and provided its responses below each comment. Capitalized terms that are in this letter but not defined herein have the meanings assigned to them in the Preliminary Proxy Statement. Page numbers refer to the page numbers in the Preliminary Proxy Statement.

In response to a number of the comments, the Company has agreed to change or supplement the disclosures in the Preliminary Proxy Statement in its definitive Proxy Statement, which it intends to file not later than May 23, 2017. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its initial filing was deficient or inaccurate in any respect. Accordingly, any changes reflected in the Proxy Statement, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Securities and Exchange Commission May 16, 2017

General:

Please respond to these comments in writing and file your responses on EDGAR. Where comments ask for revised disclosure or revised disclosure is contemplated by the responses, please provide draft revised disclosure with the response letter. Please allow us sufficient time to review your responses prior to filing the definitive proxy statement.

Response:

The Company acknowledges the Staff’s comment. The Company has included revised draft disclosure as it deems appropriate. The Company acknowledges the Staff’s request for time to review the Company’s responses prior to filing its definitive Proxy Statement and in that regard the Company notes that in order to provide notice to stockholders and allow sufficient time to solicit votes, it must file its definitive Proxy Statement not later than May 23, 2017.

Legal Comments:

Letter from the Chief Executive Officer

1.	We note the intention to rely on Section 4(a)(2) of the Securities Act and the rules thereunder for the issuance of the Acquisition Shares. Please discuss briefly why such reliance is warranted.

Response:

As stated in the Preliminary Proxy Statement, the Acquisition Shares will be issued (i) in the United States under the exemption provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder and other exemptions of similar import in the laws of the states and jurisdictions where the offering will be made, and (ii) outside of the United States in accordance with Regulation S of the Securities Act. We believe the reliance on such exemptions is warranted primarily for the following reasons:

•	The NFIC stockholders consist of only 31 investors in total;

•	All of the NFIC stockholders are existing stockholders of TCG BDC, Inc. (“TCG BDC”), and have regular access to detailed information about TCG BDC, including all of the financial and other information included in TCG BDC’s periodic reports filed with the SEC;

•

At the time each investor in NFIC became such, it represented to the Company that it was an “accredited investor” as defined in Rule 501(a) of Regulation D of the Securities Act or that it purchased its shares in NFIC outside of the United

Securities and Exchange Commission May 16, 2017

States in accordance with Regulation S of the Securities Act. Because each investor in NFIC is an investor in TCG BDC, these investors made similar representations to TCG BDC. TCG BDC is in contact with these investors and accordingly TCG BDC reasonably believes the issuance of the Acquisition Shares to each NFIC stockholder will be subject to such stockholder’s acknowledgment that such stockholder is an “accredited investor” as defined in Rule 501(a) of Regulation D of the Securities Act or that such investor is acquiring the Acquired Shares in accordance with Regulation S of the Securities Act;

•	The issuance of the Acquisition Shares to each NFIC stockholder will be subject to such stockholder’s agreement that, in respect of such Acquisition Shares, such stockholder is subject to the restrictions of the Existing Subscription Agreement, which contains restrictive covenants that the shares thereunder may not be sold, offered for sale, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of in any manner that would require TCG BDC to register such shares under the Securities Act, under any U.S. state securities laws or under the laws of any non-U.S. jurisdictions; and

•	TCG BDC has not conducted any general solicitation or general advertising in connection with the offering of the Acquisition Shares pursuant to Merger.

2.	Please provide us with a copy of the TCG BDC subscription agreement previously executed by the NFIC stockholders.

Response:

The form of TCG BDC subscription agreement has been filed with the SEC as Exhibit 4.1 to the Form 10-12G/A filed by TCG BDC on April 11, 2013 (File No. 000-54899).

Summary, page 5

Effects of the Merger, page 7

3.	We note your statement that the net asset value of the Merger Consideration that each NFIC stockholder is entitled to receive under the Agreement will be equal to the net asset value of such stockholder’s shares of NFIC common stock. Please disclose the date that will be used to determine the net asset value of the Merger Consideration under this section.

Securities and Exchange Commission May 16, 2017

Response:

In response to the Staff’s comment, the Company will revise the disclosure on pages 7 and 43 to add the statement:

The net asset value of NFIC will be the value of its assets, less its liabilities, computed as of the business day immediately prior to the Closing Date (such time of valuation, the “Valuation Time”).

Valuation of Assets and Liabilities, page 7

4.	We note your statement that for purposes of determining the Merger Consideration, the net asset value will be “computed as of the business day immediately prior to the closing date or such other time as may be mutually agreed upon by the parties.” Please remove the reference to “such other time as may be mutually agreed upon by the parties” or explain why this is consistent with the Investment Company Act.

Response:

Although the Company does not believe that the quoted statement is inconsistent with the Investment Company Act, in response to the Staff’s comment, the Company will revise the disclosure on pages 7 and 45 to remove the statement “or such other time as may be mutually agreed upon by the parties.”

5.	We note your statement that for purposes of determining the Merger Consideration, the net asset value will be determined “by using NFIC’s and TCG BDC’s respective valuation procedures (which are identical) or such other valuation procedures as shall be mutually agreed upon by the parties.” Please remove the reference to “such other valuation procedures as shall be mutually agreed upon by the parties” or explain why this is consistent with the Investment Company Act.

Response:

Although the Company does not believe that the quoted statement is inconsistent with the Investment Company Act, in response to the Staff’s comment, the Company will revise the disclosure on pages 7 and 45 to remove the statement “or such other valuation procedures as shall be mutually agreed upon by the parties.”

Proposal No. 3 Approval of the Agreement, page 34

6.	Please update the heading to match the exact title of Proposal No. 3.

Response:

In response to the Staff’s comment, the Company will revise the disclosure on page 34 so that the heading matches the exact title of Proposal No. 3.

Securities and Exchange Commission May 16, 2017

The Merger, page 39

Financing, page 39

7.	Please confirm whether TCG BDC has a sufficient amount of capital to call to pay the maximum amount of cash consideration. If not, please describe the impact, if any, additional borrowings would have on its asset coverage ratio.

Response:

TCG BDC confirms that it has a sufficient amount of capital, which for this purpose includes capital available for call from existing investors, to pay the maximum amount of cash consideration. Nonetheless, TCG BDC intends to utilize borrowings to fund a portion of the cash consideration payable upon completion of the Merger, and the Company has included disclosure on page C-100 of the Preliminary Proxy Statement to provide investors with the impact of such borrowings on TCG BDC’s asset coverage ratio on a pro forma basis as of December 31, 2016.

The Company will add the following cross-reference to page 39 to address the Staff’s comment:

For information regarding the impact of the additional borrowings on TCG BDC’s asset coverage ratio, please see “Annex C: Financial Statements and Pro Forma Financial Information – Unaudited Pro Forma Consolidated Financial Statements.”

The Agreement, page 43

Conditions to the Merger, page 47

8.	We note that one of the conditions to the Merger is that NFIC shall have endeavored to discharge all of its liabilities prior to the valuation time. As of December 31, 2016, NFIC had $130 million in secured borrowings. Please clarify if NFIC is liquidating its portfolio to repay borrowings or if other arrangements are contemplated, then revise the disclosure to address this comment.

Response:

In response to the Staff’s comment, the Company will include disclosure in the Proxy Statement to the effect that except to the extent requested by TCG BDC pursuant to Section 8.6 of the Agreement, NFIC does not expect to liquidate or otherwise dispose of its portfolio outside its ordinary course of business before the closing of the Merger. The Company will also include disclosure on page 47 to the effect that any borrowings not repaid by NFIC at or prior to the closing of the Merger will become obligations of TCG BDC.

Securities and Exchange Commission May 16, 2017

Comparative Information, page 49

Capitalization, page 49

9.	Based on the terms of the Merger, it is unknown how many additional TCG BDC shares will be issued, how much cash will be used to pay NFIC stockholders, and how much the capital call will be. In this section where you present pro forma information, please consider presenting pro forma information under two scenarios—(i) 100% stock and (ii) 95% cash/5% stock.

Response:

In response to the Staff’s comment, the Company will revise the disclosure on page 49 to present pro forma information under the two requested scenarios as follows:

Capitalization

The following table sets forth the capitalization of NFIC and TCG BDC, in each case, as of December 31, 2016, and the pro forma combined capitalization of TCG BDC as if the Merger had occurred on that date assuming (i) a 95% Cash Election Percentage and (ii) a 0% Cash Election Percentage.

95% Cash Election Percentage

(dollar amounts in thousands, except per share data)	TCG BDC	NFIC	Adjustments	TCG BDC Pro-Forma
Net Assets	$764,137	$155,546	$(11,927)	$907,756
Shares Outstanding	41,702,318	8,156,316	(295,424)	49,563,210
Net Asset Value Per Share	$18.32	$19.07	—	$18.32

0% Cash Election Percentage

(dollar amounts in thousands, except per share data)	TCG BDC	NFIC	Adjustments	TCG BDC Pro-Forma
Net Assets	$764,137	$155,546	$61,442	$981,125
Shares Outstanding	41,702,318	8,156,316	3,709,459	53,568,093
Net Asset Value Per Share	$18.32	$19.07	—	$18.32

Securities and Exchange Commission May 16, 2017

These pro forma net assets adjustments amounts include an estimated $328 thousand and $65 thousand in Merger expenses incurred by TCG BDC and NFIC, respectively, on or before the closing of the Merger. The adjustments amounts also include the net change in cash, secured borrowings and net assets balances as a result of the Merger. The fair values used for valuing the portfolio of NFIC were derived using a consistent valuation methodology as used for valuing the fair value of TCG BDC’s portfolio. The change in the number of shares reflects the net result of the cancellation of NFIC’s existing shares and the issuance of additional shares by TCG BDC to NFIC stockholders as consideration for the Merger and to TCG BDC’s stockholders for capital calls to fund the Merger.

Comparative Fees Information, page 52

10.	Please confirm the management fees in the table on estimated annual expenses on page 53 are presented based on net assets even though the actual fees are calculated based on gross assets.

Response:

The Company confirms that the management fees in the table on estimated annual expenses on page 53 are presented based on net assets even though the actual fees are calculated based on gross assets.

NF Investment Corp. page 127

11.	We note the statement on page 129.1 that NFIC has $190.1 million in total capital commitments as of March 31, 2017. Please disclose what will happen to the capital commitments post-Merger.

Response:

The Company will include disclosure in the Proxy Statement to the effect that, upon completion of the Merger, the uncalled capital commitments of NFIC investors will be extinguished.

Accounting Comments:

Comparative Information, page 49

Comparative Fees Information, page 52

12.	Please provide an example of expenses shareholders will pay for the one-, three-, five- and 10-year periods for NFIC, TCG BDC and on a pro forma combined basis.

Securities and Exchange Commission May 16, 2017

Response:

In response to the Staff’s comment, the Company will include in the Proxy Statement the information set forth in Annex A attached hereto.

Annex C: Financial Statements and Pro Forma Financial Information

13.	Please update the financial statements for the first quarter of 2017.

Response:

In response to the Staff’s comment, the Company has included updated financial statements for TCG BDC and NFIC. The Company notes that these financial statements will be identical to those filed with each respective company’s Form 10-Q for the quarterly period ended March 31, 2016.

Consolidated Schedule of Investments as of December 31, 2016 and 2015 of TCG BDC, page C-7

14.	We note that footnote (12) on page C-12 describes a certain agreement among lenders. Please supplementally describe the accounting for such agreement among lenders or intercreditor agreement, how the valuation of investments takes into account these agreements, including payment prioritization, waterfall and the impact to the calculation of interest income under the effective interest period.

Response:

As of March 31, 2017, the Company held four unitranche loans subject to an agreement among lenders with a fair value of approximately $15 million out of a total of $267 million in fair value of investments.

From time to time, the Company enters into a credit agreement with a borrower and an agreement among lenders for a first lien last out investment (collectively, the “Last Out Loan”). Pursuant to the terms of the credit agreement, the borrower pays one blended rate of interest; the agreement among lenders determines the portion held and the allocation to each lender. Agreements among lenders typically provide for various provisions for the first lien first out and first lien last out holders. Agreements among lenders also have a waterfall that regulates the priority of payments and the proceeds of collateral before and after specific triggering events (e.g. a payment default) to both the first lien first out and first lien last out holders.

The Company accounts for the components its Last Out Loans as separate units of investments—the credit agreement and the agreement among lenders. The Company discloses the contractual interest rate per the credit agreement on the Schedule of Investments and discloses the key terms of the agreement among lenders (e.g. additional interest rate and priority of payments) in the footnotes to the Schedule of Investments.

Securities and Exchange Commission May 16, 2017

Since the payments and the waterfall under Last Out Loans are very similar to a second lien loan, the Company values its Last Out Loans using a valuation method and approach that is similar to that as used for its second lien loans. Due to the overall immaterial value of the agreement among lenders to which the Company is a party (approximately $231,000 as of December 31, 2016), the Company presented the total fair value of each Last Out Loan on a combined basis in the Schedule of Investments, which is reflective of the economics to the Company.

Similarly, the Company recorded interest income on each Last Out Loan using the effective interest method that it is entitled to under the respective credit agreements and agreements among lenders.

Pro Forma Consolidated Statements of Operations, for the year ended December 31, 2016, page C-102

15.	Please confirm adjustments made in relation to footnote (3) of the pro forma consolidated statements of operations on page C-103 meet the requirements for pro forma income statement adjustments—Is it directly attributable to the transaction? Is it expected to have an ongoing impact? Is it factually supportable? Please see Regulation S-X Item 11-02(b)(6).

Response:

The Company confirms that the adjustments made in relation to footnote (3) of the pro forma consolidated statements of operations on page C-103 meet the requirements for pro forma income statement adjustments in that they are directly attributable to the transaction; they are expected to have an ongoing impact; and they are factually supportable.

Unaudited Pro Forma Consolidated Financial Statements, page C-99

16.	Please provide a pro forma combined schedule of investments.

Response:

The Company will include a pro forma combined schedule of investments as of December 31, 2016 as set forth on Annex B hereto.

17.	Please provide footnotes to the pro forma financial statements (including the basis of the combination, tax status and use of estimates).

Securities and Exchange Commission May 16, 2017

Response:

In response to the Staff’s comment, the Company will include additional footnotes to the pro forma financial statements included in the Preliminary Proxy Statement as set forth on Annex C hereto.

The Staff notes that the following two comments also apply with respect to TCG BDC’s initial public offering.

18.	With respect to page 40 of the Preliminary Proxy Statement, if the hurdle rates under the Investment Advisory Agreement get materially easier to meet because of the Merger that should be made clear to the investors.

Response:

In response to the Staff’s comments, the Company notes that it has been informed by TCG BDC’s investment adviser that the hurdle rates under TCG BDC’s Investment Advisory Agreement will not be materially easier because of the Merger.

19.	With respect to page 49 of the Preliminary Proxy Statement, the Staff is looking for pro forma information with respect to the Merger. To the extent the portfolio is going to change, the Staff is looking for statistics—such as weighted average interest rate, risk rating, percentage of senior loans vs. floating rate loans—on a combined pro forma basis.

Response:

In response to the Staff’s comment, the Company will include weighted average interest rate, risk rating and percentage of senior loans vs. floating rate loans on a combined pro forma basis as follows:

On page 51 under Portfolio Composition the Company will add:

The following table summarizes the Internal Risk Ratings of TCG BDC, NFIC and pro forma for the combined company as of December 31, 2016:

Securities and Exchange Commission May 16, 2017

	TCG BDC		NFIC		Combined Pro Forma
	Fair Value	% of Fair Value	Fair Value	% of Fair Value	Fair Value	% of Fair Value
(dollar amounts in millions)
Risk Rating 1	$59.3	4.5%	$11.9	4.2%	$71.2	4.5%
Risk Rating 2	1,055.7	80.5%	223.0	77.9%	1,278.7	80.0%
Risk Rating 3	100.9	7.7%	23.2	8.1%	124.1	7.8%
Risk Rating 4	75.7	5.8%	22.0	7.7%	97.7	6.1%
Risk Rating 5	12.2	0.9%	3.5	1.2%	15.7	1.0%
Risk Rating 6	7.6	0.6%	2.6	0.9%	10.2	0.6%

	$1,311.4	100.0%	$286.2	100.0%	$1,597.6	100.0%

On page 51 under Leverage the Company will add:

Assuming the Merger was completed as of December 31, 2016, the combined company would have on a pro forma basis, weighted average yields of 7.95% and 8.01% for its first and second lien debt, based on amortized cost and fair value, as of December 31, 2016. Assuming the Merger was completed as of December 31, 2016, the combined company would have, on a pro forma basis, 99% of its portfolio invested in debt bearing a floating interest rate with an interest rate floor, as of December 31, 2016.

*        *        *

Any questions or comments with respect to the responses may be communicated to the undersigned at (212) 558-4940 or by email (farrarw@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email and facsimile (212-291-9052) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ William G. Farrar

William G. Farrar

cc:	Jason Fox

(Securities and Exchange Commission)

Orit Mizrachi

Venugopal Rathi

(NF Investment Corp.)

Securities and Exchange Commission May 16, 2017

ANNEX A

Example of Shareholder Expenses

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in TCG BDC, our and the combined company’s common stock. In calculating the following expense amounts, we have assumed no additional leverage and that the Parties’ annual operating expenses would remain at the levels set forth in the table above. The incentive fee payable in the example below assumes that the incentive fee is 20% for all relevant periods. Transaction expenses are included in the following example.

TCG BDC	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 common stock investment, assuming a 5% annual return (none of which is subject to the incentive fee based on capital gains)(1)	$546	$1,638	$2,730	$5,460
You would pay the following expenses on a $1,000 common stock investment, assuming a 5% annual return resulting entirely from net realized capital gains (all of which is subject to the incentive fee based on capital gains)(2)	$646	$1,938	$3,230	$6,460

NFIC	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 common stock investment, assuming a 5% annual return (none of which is subject to the incentive fee based on capital gains)(1)	$387	$1,161	$1,936	$3,872
You would pay the following expenses on a $1,000 common stock investment, assuming a 5% annual return resulting entirely from net realized capital gains (all of which is subject to the incentive fee based on capital gains)(2)	$387	$1,161	$1,936	$3,872

Combined Pro-Forma	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 common stock investment, assuming a 5% annual return (none of which is subject to the incentive fee based on capital gains)(1)	$548	$1,644	$2,740	$5,481
You would pay the following expenses on a $1,000 common stock investment, assuming a 5% annual return resulting entirely from net realized capital gains (all of which is subject to the incentive fee based on capital gains)(2)	$648	$1,945	$3,241	$6,482

(1)	Assumes that the Parties will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation.
(2)	Assumes no unrealized capital depreciation and a 5% annual return resulting entirely from net realized capital gains and not otherwise deferrable under the terms of the Investment Advisory Agreement and therefore subject to the incentive fee based on capital gains. Because the Parties’ investment strategy involves investments that generate primarily current income, we believe that a 5% annual return resulting entirely from net realized capital gains is unlikely.

The foregoing table is to assist you in understanding the various costs and expenses that an investor in TCG BDC, our and the combined company’s common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Because the income portion of the incentive fee under the Investment Advisory Agreement is unlikely to be significant assuming a 5% annual return, the second example assumes that the 5% annual return will be generated entirely through net realized capital gains and, as a result, will trigger the payment of the capital gains portion of the incentive fee under the Investment Advisory Agreement.

Securities and Exchange Commission May 16, 2017

The income portion of the incentive fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have an immaterial impact on the expense amounts shown above, is not included in the example. If TCG BDC, we or the combined company achieve sufficient returns on our investments, including through net realized capital gains, to trigger an incentive fee of a material amount, expenses, and returns to investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, under certain circumstances, reinvestment of dividends and other distributions under TCG BDC, our and the combined company’s dividend reinvestment plan may occur at a price per share that differs from net asset value. See “Dividend Reinvestment Plan” for additional information regarding such dividend reinvestment plans.

This example and the expenses in the table above should not be considered a representation of future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

Securities and Exchange Commission May 16, 2017

ANNEX B

Schedule of Investments

TCG BDC, INC. & NF INVESTMENT CORP.

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2016

(dollar amounts in thousands)

				TCG BDC		NFIC		Combined Pro-Forma
Investments - non controlled/non-affiliated	Industry	Interest Rate	Maturity Date	Par/ Principal Amount	Fair Value	Par/ Principal Amount	Fair Value	Par/ Principal Amount	Fair Value	% of Fair Value
First Lien Debt
Access CIG, LLC	Business Services	L + 5.00% (1.00% Floor)	10/17/2021	18,335	18,335	6,079	6,079	24,414	24,414	1.4%
Advanced Instruments, LLC	Healthcare & Pharmaceuticals	L + 5.25% (1.00% Floor)	10/31/2022	22,500	22,252	—	—	22,500	22,252	1.3%
AF Borrower LLC (Accuvant)	High Tech Industries	L + 5.25% (1.00% Floor)	1/28/2022	16,113	16,113	4,028	4,028	20,141	20,141	1.2%
Alpha Packaging Holdings, Inc.	Containers, Packaging & Glass	L + 4.25% (1.00% Floor)	5/12/2020	11,322	11,322	3,774	3,774	15,096	15,096	0.9%
Anaren, Inc.	Telecommunications	L + 4.50% (1.00% Floor)	2/18/2021	10,869	10,869	3,170	3,170	14,039	14,039	0.8%
APX Group Inc.	Consumer Services	6.38%	12/1/2019	—	—	2,500	2,572	2,500	2,572	0.2%
Aquilex LLC	Environmental Industries	L + 4.00% (1.00% Floor)	12/31/2020	—	—	3,212	3,207	3,212	3,207	0.2%
Audax AAMP Holdings, Inc.	Durable Consumer Goods	L + 6.00% (1.00% Floor)	6/24/2017	10,424	10,348	2,552	2,533	12,976	12,881	0.8%
BAART Programs, Inc.	Healthcare & Pharmaceuticals	L + 7.75% (0.00% Floor)	10/9/2021	7,406	7,534	—	—	7,406	7,534	0.4%
Brooks Equipment Company, LLC	Construction & Building	L + 5.00% (1.00% Floor)	8/29/2020	6,694	6,683	1,674	1,671	8,368	8,354	0.5%
Capstone Logistics Acquisition, Inc.	Transportation: Cargo	L + 4.50% (1.00% Floor)	10/7/2021	19,478	19,212	4,870	4,803	24,348	24,015	1.4%
Captive Resources Midco, LLC	Banking, Finance, Insurance & Real Estate	L + 5.75% (1.00% Floor)	6/30/2020	29,050	29,009	4,150	4,144	33,200	33,153	1.9%
Central Security Group, Inc.	Consumer Services	L + 5.63% (1.00% Floor)	10/6/2020	28,658	28,557	5,692	5,672	34,350	34,229	2.0%
CIBT Holdings, Inc.	Transportation: Consumer	L + 5.25% (1.00% Floor)	6/28/2022	—	—	4,211	4,211	4,211	4,211	0.2%
CIP Revolution Holdings, LLC	Media: Advertising, Printing & Publishing	L + 6.00% (1.00% Floor)	8/19/2021	16,500	16,585	—	—	16,500	16,585	1.0%
Colony Hardware Corporation	Construction & Building	L + 6.00% (1.00% Floor)	10/23/2021	17,038	17,038	2,621	2,621	19,659	19,659	1.2%
Cvent, Inc.	High Tech Industries	L + 5.00% (1.00% Floor)	6/30/2023	—	—	4,000	3,996	4,000	3,996	0.2%
Datapipe, Inc.	Telecommunications	L + 4.75% (1.00% Floor)	3/15/2019	9,750	9,764	4,875	4,882	14,625	14,646	0.9%
Dent Wizard International Corporation	Automotive	L + 4.75% (1.00% Floor)	4/7/2020	7,216	7,216	3,374	3,374	10,590	10,590	0.6%
Derm Growth Partners III, LLC (Dermatology Associates)	Healthcare & Pharmaceuticals	L + 6.50% (1.00% Floor)	5/31/2022	32,929	32,958	—	—	32,929	32,958	1.9%
Dimensional Dental Management, LLC	Healthcare & Pharmaceuticals	L + 7.00% (1.00% Floor)	2/12/2021	18,000	17,811	2,500	2,474	20,500	20,285	1.2%
Dimora Brands, Inc. (fka TK USA Enterprises, Inc.)	Construction & Building	L + 4.50% (1.00% Floor)	4/4/2022	—	(30)	—	—	—	(30)	0.0%
Direct Travel, Inc.	Hotel, Gaming & Leisure	L + 6.50% (1.00% Floor)	12/1/2021	12,842	12,712	1,427	1,413	14,269	14,125	0.8%
DTI Holdco, Inc.	High Tech Industries	L + 5.25% (1.00% Floor)	9/23/2023	—	—	4,988	4,913	4,988	4,913	0.3%
EIP Merger Sub, LLC (Evolve IP)	Telecommunications	L + 6.25% (1.00% Floor)	6/7/2021	23,750	23,242	—	—	23,750	23,242	1.4%
Emerging Markets Communications, LLC	Telecommunications	L + 5.75% (1.00% Floor)	7/1/2021	17,730	17,730	1,970	1,970	19,700	19,700	1.2%
EP Minerals, LLC	Metals & Mining	L + 4.50% (1.00% Floor)	8/20/2020	10,264	10,259	3,421	3,419	13,685	13,678	0.8%
FCX Holdings Corp.	Capital Equipment	L + 4.50% (1.00% Floor)	8/4/2020	9,856	9,856	3,672	3,672	13,528	13,528	0.8%
Genex Holdings, Inc.	Banking, Finance, Insurance & Real Estate	L + 4.25% (1.00% Floor)	5/30/2021	4,200	4,196	5,007	5,002	9,207	9,198	0.5%
Generation Brands Holdings, Inc.	Durable Consumer Goods	L + 5.00% (1.00% Floor)	6/10/2022	—	—	4,975	5,025	4,975	5,025	0.3%
Global Software, LLC	High Tech Industries	L + 5.50% (1.00% Floor)	5/2/2022	16,163	16,163	—	—	16,163	16,163	0.9%
Green Energy Partners/Stonewall LLC	Energy: Electricity	L + 5.50% (1.00% Floor)	11/13/2021	16,600	16,598	3,400	3,400	20,000	19,998	1.2%
Green Plains II LLC	Beverage, Food & Tobacco	L + 7.00% (1.00% Floor)	10/3/2022	15,205	15,379	—	—	15,205	15,379	0.9%
Hummel Station LLC	Energy: Electricity	L + 6.00% (1.00% Floor)	10/27/2022	21,000	20,160	4,000	3,840	25,000	24,000	1.4%
Imagine! Print Solutions, LLC	Media: Advertising, Printing & Publishing	L + 6.00% (1.00% Floor)	3/30/2022	18,461	18,603	2,382	2,400	20,843	21,003	1.2%
Imperial Bag & Paper Co. LLC	Forest Products & Paper	L + 6.00% (1.00% Floor)	1/7/2022	24,074	23,924	4,012	3,987	28,086	27,911	1.6%
Indra Holdings Corp. (Totes Isotoner)	Non-durable Consumer Goods	L + 4.25% (1.00% Floor)	5/1/2021	14,224	10,553	4,741	3,518	18,965	14,071	0.8%
Integro Parent Inc	Banking, Finance, Insurance & Real Estate	L + 5.75% (1.00% Floor)	10/30/2022	—	—	4,951	4,853	4,951	4,853	0.3%
International Medical Group, Inc.	Banking, Finance, Insurance & Real Estate	L + 6.50% (1.00% Floor)	10/30/2020	30,000	30,237	5,000	5,040	35,000	35,277	2.1%
Jackson Hewitt Inc.	Retail	L + 7.00% (1.00% Floor)	7/30/2020	8,758	8,320	1,302	1,237	10,060	9,557	0.6%
Metrogistics LLC	Transportation: Cargo	L + 6.50% (1.00% Floor)	9/30/2022	15,200	15,094	1,800	1,787	17,000	16,881	1.0%
Ministry Brands, LLC	High Tech Industries	L + 5.00% (1.00% Floor)	12/2/2022	—	—	4,708	4,702	4,708	4,702	0.3%
MSX International, Inc.	Automotive	L + 5.00% (1.00% Floor)	8/21/2020	8,940	8,940	1,962	1,962	10,902	10,902	0.6%
National Technical Systems, Inc.	Aerospace & Defense	L + 6.25% (1.00% Floor)	6/12/2021	25,123	23,927	5,798	5,522	30,921	29,449	1.7%
NES Global Talent Finance US LLC	Energy: Oil & Gas	L + 5.50% (1.00% Floor)	10/3/2019	11,250	10,911	3,150	3,055	14,400	13,966	0.8%
Netsmart Technologies, Inc.	High Tech Industries	L + 4.50% (1.00% Floor)	4/19/2023	—	—	4,577	4,538	4,577	4,538	0.3%
OnCourse Learning Corporation	Consumer Services	L + 6.50% (1.00% Floor)	9/12/2021	26,141	26,220	2,905	2,913	29,046	29,133	1.7%
Paradigm Acquisition Corp.	Business Services	L + 5.00% (1.00% Floor)	6/2/2022	23,246	23,223	4,334	4,330	27,580	27,553	1.6%
Pasternack Enterprises	Capital Equipment	L + 5.00% (1.00% Floor)	5/27/2022	—	—	2,985	2,985	2,985	2,985	0.2%
Pelican Products, Inc.	Containers, Packaging & Glass	L + 4.25% (1.00% Floor)	4/11/2020	7,643	7,593	2,924	2,905	10,567	10,498	0.6%
Plano Molding Company, LLC	Hotel, Gaming & Leisure	L + 7.00% (1.00% Floor)	5/12/2021	18,163	17,302	3,536	3,369	21,699	20,671	1.2%
PPT Management Holdings, LLC	Healthcare & Pharmaceuticals	L + 6.00% (1.00% Floor)	12/16/2022	22,500	22,426	2,500	2,492	25,000	24,918	1.5%
Premier Senior Marketing, LLC	Banking, Finance, Insurance & Real Estate	L + 5.00% (1.00% Floor)	7/1/2022	3,741	3,741	3,741	3,741	7,482	7,482	0.4%
Product Quest Manufacturing, LLC	Containers, Packaging & Glass	L + 5.75% (1.00% Floor)	9/9/2020	28,000	25,838	5,000	4,614	33,000	30,452	1.8%
Prowler Acquisition Corp. (Pipeline Supply and Service, LLC)	Wholesale	L + 4.50% (1.00% Floor)	1/28/2020	10,798	8,101	4,270	3,204	15,068	11,305	0.7%
PSC Industrial Holdings Corp	Environmental Industries	L + 4.75% (1.00% Floor)	12/5/2020	11,760	11,289	2,940	2,822	14,700	14,111	0.8%
PSI Services LLC	Business Services	L + 6.75% (1.00% Floor)	2/27/2021	32,705	34,785	5,681	6,042	38,386	40,827	2.4%
PT Intermediate Holdings III, LLC (Parts Town)	Wholesale	L + 6.50% (1.00% Floor)	6/23/2022	17,417	17,563	1,935	1,952	19,352	19,515	1.1%
Q Holding Company	Automotive	L + 5.00% (1.00% Floor)	12/18/2021	—	—	3,491	3,485	3,491	3,485	0.2%
QW Holding Corporation (Quala)	Environmental Industries	L + 6.75% (1.00% Floor)	8/31/2022	29,925	30,009	—	—	29,925	30,009	1.8%
Reliant Pro Rehab, LLC	Healthcare & Pharmaceuticals	L + 10.00% (1.00% Floor)	12/29/2017	22,331	22,331	2,481	2,481	24,812	24,812	1.5%
Restaurant Technologies, Inc.	Retail	L + 4.75% (1.00% Floor)	11/23/2022	—	—	3,500	3,492	3,500	3,492	0.2%
SolAreo Technologies Corp.	Telecommunications	L + 5.25% (1.00% Floor)	12/10/2020	19,677	18,901	6,527	6,270	26,204	25,171	1.5%
Superior Health Linens, LLC	Business Services	L + 6.50% (1.00% Floor)	9/30/2021	19,206	19,068	1,980	1,966	21,186	21,034	1.2%
T2 Systems Canada, Inc.	Transportation: Consumer	L + 6.75% (1.00% Floor)	9/28/2022	4,050	4,090	—	—	4,050	4,090	0.2%
T2 Systems, Inc.	Transportation: Consumer	L + 6.75% (1.00% Floor)	9/28/2022	22,950	23,208	—	—	22,950	23,208	1.4%
Teaching Strategies, LLC	Media: Advertising, Printing & Publishing	L + 5.50% (0.50% Floor)	10/1/2019	13,369	13,369	4,454	4,454	17,823	17,823	1.0%
The Hilb Group, LLC	Banking, Finance, Insurance & Real Estate	L + 6.50% (1.00% Floor)	6/24/2021	29,682	29,826	—	—	29,682	29,826	1.7%
The SI Organization, Inc.	Aerospace & Defense	L + 4.75% (1.00% Floor)	11/23/2019	8,574	8,676	5,879	5,949	14,453	14,625	0.9%
The Topps Company, Inc.	Non-durable Consumer Goods	L + 6.00% (1.25% Floor)	10/2/2020	18,707	18,795	4,677	4,699	23,384	23,494	1.4%
Transilwrap Company, Inc.	Chemicals, Plastics & Rubber	L + 4.50% (1.00% Floor)	11/22/2019	—	—	1,762	1,761	1,762	1,761	0.1%
Transilwrap Company, Inc.	Chemicals, Plastics & Rubber	L + 3.75% (1.00% Floor)	11/22/2019	—	—	4,829	4,829	4,829	4,829	0.3%
Truckpro, LLC	Automotive	L + 5.00% (1.00% Floor)	8/6/2018	9,292	9,262	—	—	9,292	9,262	0.5%
Tweddle Group, Inc.	Media: Advertising, Printing & Publishing	L + 6.00% (1.00% Floor)	10/24/2022	16,200	16,114	1,800	1,790	18,000	17,904	1.0%
TwentyEighty, Inc. (fka Miller Heiman, Inc.)	Business Services	L + 6.00% (1.00% Floor)	9/30/2019	18,719	7,628	6,433	2,621	25,152	10,249	0.6%
U.S. Acute Care Solutions, Inc.	Healthcare & Pharmaceuticals	L + 5.00% (1.00% Floor)	5/15/2021	—	—	5,955	5,941	5,955	5,941	0.3%
U.S. Anesthesia Partners, Inc.	Healthcare & Pharmaceuticals	L + 5.00% (1.00% Floor)	12/31/2019	—	—	2,594	2,590	2,594	2,590	0.2%
U.S. Farathane, LLC	Automotive	L + 4.75% (1.00% Floor)	12/23/2021	1,925	1,925	4,950	4,950	6,875	6,875	0.4%
U.S. TelePacific Holdings Corp.	Telecommunications	L + 8.50% (1.00% Floor)	2/24/2021	30,000	29,853	—	—	30,000	29,853	1.7%
Vantage Specialty Chemicals, Inc.	Chemicals, Plastics & Rubber	L + 4.50% (1.00% Floor)	2/5/2021	—	—	4,477	4,476	4,477	4,476	0.3%
Vetcor Professional Practices, LLC	Consumer Services	L + 6.25% (1.00% Floor)	4/20/2021	25,001	25,164	4,763	4,791	29,764	29,955	1.8%
Violin Finco S.A.R.L. (Alexander Mann Solutions)	Business Services	L + 4.75% (1.00% Floor)	12/20/2019	10,065	10,058	2,818	2,816	12,883	12,874	0.8%
Vistage Worldwide Inc.	Business Services	L + 5.50% (1.00% Floor)	8/19/2021	28,757	28,688	4,793	4,781	33,550	33,469	2.0%
Vitera Healthcare Solutions, LLC	Healthcare & Pharmaceuticals	L + 5.00% (1.00% Floor)	11/4/2020	9,104	9,078	3,186	3,177	12,290	12,255	0.7%
W/S Packaging Group, Inc.	Containers, Packaging & Glass	L + 5.00% (1.00% Floor)	8/9/2019	—	—	4,058	3,831	4,058	3,831	0.2%
Watchfire Enterprises, Inc.	Media: Advertising, Printing & Publishing	L + 4.00% (1.00% Floor)	10/2/2020	—	—	3,342	3,342	3,342	3,342	0.2%
Winchester Electronics Corporation	Capital Equipment	L + 6.50% (1.00% Floor)	6/30/2022	27,367	27,460	4,562	4,577	31,929	32,037	1.9%
WIRB - Copernicus Group, Inc.	Healthcare & Pharmaceuticals	L + 5.00% (1.00% Floor)	8/12/2022	—	—	1,995	2,013	1,995	2,013	0.1%
Zest Holdings, LLC	Durable Consumer Goods	L + 4.75% (1.00% Floor)	8/16/2020	9,530	9,584	4,822	4,849	14,352	14,433	0.8%

First Lien Debt Total					1,139,548		275,766		1,415,314	82.8%

Second Lien Debt
AF Borrower LLC (Accuvant)	High Tech Industries	L + 9.00% (1.00% Floor)	1/30/2023	8,000	8,000	2,000	2,000	10,000	10,000	0.6%
AIM Group USA Inc.	Aerospace & Defense	L + 9.00% (1.00% Floor)	8/2/2022	23,000	23,196	—	—	23,000	23,196	1.4%
AmeriLife Group, LLC	Banking, Finance, Insurance & Real Estate	L + 8.75% (1.00% Floor)	1/10/2023	20,000	19,208	2,000	1,921	22,000	21,129	1.2%
Argon Medical Devices, Inc.	Healthcare & Pharmaceuticals	L + 9.50% (1.00% Floor)	6/23/2022	24,000	24,233	1,000	1,010	25,000	25,243	1.5%
Berlin Packaging L.L.C.	Containers, Packaging & Glass	L + 6.75% (1.00% Floor)	10/1/2022	2,927	2,953	573	578	3,500	3,531	0.2%
Charter NEX US Holdings, Inc.	Chemicals, Plastics & Rubber	L + 8.25% (1.00% Floor)	2/5/2023	7,394	7,468	1,479	1,494	8,873	8,962	0.5%
Confie Seguros Holding II Co.	Banking, Finance, Insurance & Real Estate	L + 9.00% (1.25% Floor)	5/8/2019	12,000	11,918	—	—	12,000	11,918	0.7%
Drew Marine Group Inc.	Chemicals, Plastics & Rubber	L + 7.00% (1.00% Floor)	5/19/2021	12,500	12,333	—	—	12,500	12,333	0.7%
Genex Holdings, Inc.	Banking, Finance, Insurance & Real Estate	L + 7.75% (1.00% Floor)	5/30/2022	7,990	7,978	1,000	998	8,990	8,976	0.5%
Institutional Shareholder Services Inc.	Banking, Finance, Insurance & Real Estate	L + 8.50% (1.00% Floor)	4/29/2022	12,500	12,359	—	—	12,500	12,359	0.7%
Jazz Acquisition, Inc. (Wencor)	Aerospace & Defense	L + 6.75% (1.00% Floor)	6/19/2022	6,700	5,572	800	665	7,500	6,237	0.4%
MRI Software, LLC	Software	L + 8.00% (1.00% Floor)	6/23/2022	11,250	11,265	1,250	1,252	12,500	12,517	0.7%
Power Stop, LLC	Automotive	11.00%	5/29/2022	10,000	9,863	—	—	10,000	9,863	0.6%
Prowler Acquisition Corp. (Pipeline Supply and Service, LLC)	Wholesale	L + 8.50% (1.00% Floor)	7/28/2020	3,000	1,682	—	—	3,000	1,682	0.1%
Vantage Specialty Chemicals, Inc.	Chemicals, Plastics & Rubber	L + 8.75% (1.00% Floor)	2/5/2022	—	—	500	497	500	497	0.0%
Vitera Healthcare Solutions, LLC	Healthcare & Pharmaceuticals	L + 8.25% (1.00% Floor)	11/4/2021	2,000	1,945	—	—	2,000	1,945	0.1%
Watchfire Enterprises, Inc.	Media: Advertising, Printing & Publishing	L + 8.00% (1.00% Floor)	10/2/2021	7,000	6,976	—	—	7,000	6,976	0.4%
Zywave, Inc.	High Tech Industries	L + 9.00% (1.00% Floor)	11/17/2023	4,950	4,915	—	—	4,950	4,915	0.3%

Second Lien Debt Total					171,864		10,415		182,279	10.7%

Investments - non controlled/non-affiliated				Par Amount	Fair Value	Par Amount	Fair Value	Par Amount	Fair Value
Structured Finance Obligations
1776 CLO I, Ltd., Subordinated Notes	Structured Finance		5/8/2020	11,750	2,761	—	—	11,750	2,761	0.2%
Clydesdale CLO 2005, Ltd., Subordinated Notes	Structured Finance		12/6/2017	5,750	10	—	—	5,750	10	0.0%
MSIM Peconic Bay, Ltd., Subordinated Notes	Structured Finance		7/20/2019	4,500	5	—	—	4,500	5	0.0%
Nautique Funding Ltd., Income Notes	Structured Finance		4/15/2020	5,000	2,440	—	—	5,000	2,440	0.1%

Structured Finance Obligations Total					5,216		—		5,216	0.3%

Securities and Exchange Commission May 16, 2017

Investments - non controlled/ non-affiliated				Shares/Units	Fair Value	Shares/ Units	Fair Value	Shares/ Units	Fair Value
Equity Investments
CIP Revolution Investments, LLC	Media: Advertising, Printing & Publishing			30,000	352	—	—	30,000	352	0.0%
Derm Growth Partners III, LLC (Dermatology Associates)	Healthcare & Pharmaceuticals			1,000,000	976	—	—	1,000,000	976	0.1%
GS Holdco LLC (Global Software, LLC)	High Tech Industries			1,000,000	1,126	—	—	1,000,000	1,126	0.1%
Power Stop Intermediate Holdings, LLC	Automotive			7,150	1,208	—	—	7,150	1,208	0.1%
T2 Systems Parent Corporation	Transportation: Consumer			555,556	584	—	—	555,556	584	0.0%
THG Acquisition, LLC (The Hilb Group, LLC)	Banking, Finance, Insurance & Real Estate			1,500,000	2,228	—	—	1,500,000	2,228	0.1%

Equity Investments Total					6,474		—		6,474	0.4%

Total Investments—non-controlled/non-affiliated					1,323,102		286,181		1,609,283	94.2%

Investments - non controlled/ non-affiliated				Par Amount/ LLC Interest	Fair Value	Par Amount/ LLC Interest	Fair Value	Par Amount/ LLC Interest	Fair Value
Investment Fund
Middle Market Credit Fund, LLC, Mezzanine Loan	Investment Fund	L + 9.50%	6/24/2017	62,384	62,384	—	—	62,384	62,384	3.7%
Middle Market Credit Fund, LLC, Subordinated Loan and Member’s Interest	Investment Fund	0.001%	3/1/2021	35,001	37,273	—	—	35,001	37,273	2.2%

Investment Fund Total					99,657		—		99,657	5.8%

Total Investments—controlled/affiliated					99,657		—		99,657	5.8%

Total Investments					1,422,759		286,181		1,708,940	100.0%

Securities and Exchange Commission May 16, 2017

ANNEX C

Notes to Pro Forma Consolidated Financial Statements

(in thousands, except per share information)

Basis of presentation

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“US GAAP”). The Company is an investment company for the purposes of accounting and financial reporting in accordance with Accounting Standards Update (“ASU”) 2013-08, Financial Services—Investment Companies (“ASU 2013-08”): Amendments to the Scope, Measurement and Disclosure Requirements. All significant intercompany balances and transactions have been eliminated. US GAAP for an investment company requires investments to be recorded at fair value. The carrying value for all other assets and liabilities approximates their fair value.

The historical consolidated financial statements as of December 31, 2016 and for the year ended December 31, 2016 have been adjusted in the pro forma consolidated financial statements to give effect to pro forma events that are (1) directly attributable to the Merger, (2) factually supportable and (3) with respect to the pro forma consolidated statement of operations, expected to have a continuing impact on the combined results following the Merger.

The Merger was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. As the acquirer for accounting purposes, the TCG BDC has estimated the fair value of NFIC’s assets acquired and liabilities assumed. The pro forma consolidated financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the acquisition occurred on the date indicated. These pro forma consolidated financial statements also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The pro forma consolidated financial information does not reflect the realization of any expected cost savings or other synergies from the merger of NFIC with TCG BDC as a result of the completion of the Merger.

Financing transactions

Assuming all NFIC stockholders elect 95% as their Cash Election Percentage and remaining 5% in stock of TCG BDC that (i) TCG BDC assumes all the assets and liabilities by operation of law as of the Effective Time under the Agreement, except for deferred financing costs associated with NFIC’s outstanding debt, which will be written off in connection with the Merger, (ii) TCG BDC intends to finance the Merger through the cash raised from a combination of capital calls

Securities and Exchange Commission May 16, 2017

under its subscription agreements with its stockholders (50%) and additional borrowing from the TCG BDC Facilities (50%), and (iii) $393, which represents 50% of the Merger expenses, will be allocated pro rata between TCG BDC and NFIC based on their relative net assets as of the Valuation Time. TCG BDC will use the proceeds from capital call and borrowings to extinguish NFIC’s existing debt of approximately $130 million.

Preliminary purchase price allocation

The Company has used the fair market value of NFIC’s assets and liabilities as of December 31, 2016 to account for the Merger. The following table summarizes the assets and liabilities of NFIC’s as of the acquisition date (in thousands):

ASSETS
Total investments, at fair value	286,181
Cash and other assets	8,024

Total assets	294,205

LIABILITIES
Secured borrowings	130,427
Other liabilities	9,316

Total liabilities	139,743

NET ASSETS	154,462

This preliminary allocation amounts have been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when the TCG BDC has completed the detailed valuations and necessary calculations in accordance with the Agreement. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in fair values of investments, and (2) other changes to assets and liabilities.

Critical Accounting Policies

The preparation of pro forma consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses.

Securities and Exchange Commission May 16, 2017

Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting policies are summarized below. The critical accounting policies should be read in connection with the consolidated financial statements in this Proxy Statement. See “Annex C–Financial Statements and Pro Forma Financial Information.”

Investment transactions are recorded on the trade date.

Cash and cash equivalents consist of demand deposits and highly liquid investments (e.g., money market funds, U.S. treasury notes) with original maturities of three months or less. Cash equivalents are carried at amortized cost, which approximates fair value.

Interest from Investments and Realized Gain/Loss on Investments

Interest income is recorded on an accrual basis and includes the accretion of discounts and amortization of premiums. Discounts from and premiums to par value on debt investments purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. The amortized cost of debt investments represents the original cost, including origination fees and upfront fees received that are deemed to be an adjustment to yield, adjusted for the accretion of discounts and amortization of premiums, if any. At time of exit, the realized gain or loss on an investment is the difference between the amortized cost at time of exit and the cash received at exit using the specific identification method.

Dividend Income

Dividend income from the investment fund is recorded on the record date for the investment fund to the extent that such amounts are payable by the investment fund and are expected to be collected.

Non-Accrual Income

Loans are generally placed on non-accrual status when principal or interest payments are past due 30 days or more or when there is reasonable doubt that principal or interest will be collected in full. Accrued and unpaid interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest are paid current and, in management’s judgment, are likely to remain current. Management may not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

Securities and Exchange Commission May 16, 2017

Interest expense and unused commitment fees on the Secured Borrowings are recorded on an accrual basis. Unused commitment fees are included in credit facility fees in the accompanying Consolidated Statements of Operations.

The functional currency of the Company is the U.S. Dollar and all transactions were in U.S. Dollars.

Use of Estimates

The preparation of pro forma consolidated financial statements in conformity with US GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management’s estimates are based on historical experiences and other factors, including expectations of future events that management believes to be reasonable under the circumstances. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. Assumptions and estimates regarding the valuation of investments and their resulting impact on base management and incentive fees involve a higher degree of judgment and complexity and these assumptions and estimates may be significant to the consolidated financial statements. Actual results could differ from these estimates and such differences could be material.

Pro forma adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The assumptions and adjustments have been reflected in the unaudited pro forma consolidated financial information are reflected as footnotes to respective statements.